FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 27, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

PRESS RELEASE

MTS ANNOUNCES EMPLOYEE MOTIVATION AND RETENTION PROGRAM

MOSCOW, RUSSIAN FEDERATION – JUNE 27, 2007 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THAT THE COMPANY’S BOARD OF DIRECTORS HAS APPROVED AN EMPLOYEE REMUNERATION PROGRAM.

The employee motivation and retention program consists of two portions: a performance-based monetary award and a phantom share program based upon MTS’ American Depositary Receipts (ADRs).  It will apply to up to 420 top- and mid-level managers of MTS per year and involve only current or future MTS employees.  Reward periods for the phantom program will extend through 2011, while vesting periods could last up to two years.  It is estimated that the cost of the program will be roughly $150 million, an amount which could substantially differ depending on the market value of the ADRs at the time of exercise.  The total number of phantom units involved will be the equivalent of 3.6 million ADRs.  All compensation will be made in cash.

Remarked Helmut Reuschenbach, Chairman of the Remuneration and Appointments Committee of MTS OJSC Board of Directors, “This is an important step in strengthening MTS’ ability to attract and retain the best people.  We believe aligning employee interests with those of the Company’s stakeholders best ensures the continued growth and development of the business.”

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For further information, please contact:
Mobile TeleSystems, Moscow	Investor
Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 74.64 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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WWW.MTSGSM.COM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: June 27, 2007